                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  for the Fiscal Year Ended December 31, 1997


            A.  Full title of the plan and the address of the plan:

                      Paymentech Retirement Savings Plan
                                1601 Elm Street
                                   8th Floor
                              Dallas, Texas 75201


    B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Paymentech, Inc.
                                1601 Elm Street
                                   8th Floor
                              Dallas, Texas 75201

                                     PAYMENTECH RETIREMENT
                                     SAVINGS PLAN
--------------------------------------------------------------------------------

                                     Audited Financial Statements and
                                     Supplemental Schedules for the Year
                                     ended December 31, 1997 and the Six-Month
                                     Period ended December 31, 1996
                                     with Report of Independent Auditors

                      PAYMENTECH RETIREMENT SAVINGS PLAN

                         Audited Financial Statements
                          and Supplemental Schedules

                         Year Ended December 31, 1997
                 and Six-Month Period Ended December 31, 1996

                                   CONTENTS
Report of Independent Auditors............................................... 1

Financial Statements:
---------------------

Statement of Net Assets Available for Benefits - December 31, 1997 and 1996.. 2 Statement of Changes in Net Assets Available for Benefits -
   Year Ended December 31, 1997 and Six-Month Period Ended
   December 31, 1996......................................................... 3
Notes to Financial Statements................................................ 5

Supplemental Schedules:
-----------------------

Line 27a - Schedule of Assets Held for Investment Purposes.................. 9
Line 27d - Schedule of Reportable Transactions.............................. 10

                        REPORT OF INDEPENDENT AUDITORS

Employee Benefits Committee
Paymentech Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Paymentech Retirement Savings Plan (the "Plan"), as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the year ended December 31, 1997 and for the six-month period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997 and the six-month period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP

Dallas, Texas
June 15, 1998

                      Paymentech Retirement Savings Plan

                Statements of Net Assets Available for Benefits
                               December 31, 1997

                                                               December 31,         December 31,
Assets                                                             1997                 1996
                                                               ------------        -------------
Investments, at fair value
       Merrill Lynch Mutual Funds
            Capital Fund Class A                                 $ 1,499,716             $ 784,709
            Basic Value Fund Class A                               3,408,754             1,442,876
            Corporate Bond Fund Intermediate Term                    809,070               353,391
       Managers International Equity Fund                            700,626               507,119
       Merrill Lynch Retirement Preservation Trust                   644,660               452,286
       BANC ONE CORPORATION Common Stock                              81,764                     -
       First USA, Inc. Common Stock                                        -                41,587
       First USA Paymentech, Inc. Common Stock                         4,473                92,365
       Paymentech, Inc. Common Stock                                 102,001                     -
       Cash Fund                                                      21,709                 7,044
       Participant Loan Fund                                         177,184               132,743
       Pending Settlement Fund                                        10,395                     -
                                                              ---------------      ----------------
            Total investments                                      7,460,352             3,814,120
                                                              ---------------      ----------------

Contributions receivable from Paymentech Management
       Resources, Inc.                                                14,199                12,452
Employee contributions receivable                                     59,016                53,597
Interest receivable                                                    1,128                   452
                                                              ---------------      ----------------

       Net Assets Available for Benefits                         $ 7,534,695           $ 3,880,621
                                                              ===============      ================

                      PAYMENTECH RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                         Year Ended December 31, 1997

                                                                                          Fund Information
                                       ----------------------------------------------------------------------------
                                               Merrill Lynch Mutual Funds
                                       --------------------------------------------                  Merrill
                                                                      Corporate                       Lynch
                                          Capital     Basic Value     Bond Fund       Managers     Retirement
                                           Fund           Fund       Intermediate  International  Preservation
                                          Class A       Class A          Term       Equity Fund       Trust
                                       ----------------------------------------------------------------------------
ADDITIONS
Transfer to the Plan (Note B)            $    79,713    $   735,566      $ 432,262      $       -     $  16,110
Contributions:
      Employer                                76,639        141,146         30,075         45,433        38,412
      Employee                               459,751        759,672        138,575        234,484       184,068
Investment income                            118,849        262,460         48,770          1,243        35,153
Net appreciation (depreciation)
      in fair value of investments           109,247        417,315          7,837         28,078             -
Transfer from Affiliated Plan
      (Note B)                                33,140        125,140         23,553         48,833         6,153
Transfers between funds                      (35,821)       (50,273)       (78,723)        18,974        35,097

DEDUCTIONS
Benefits paid directly to
      participants                          (126,511)      (425,148)      (146,765)      (183,538)     (106,298)
Administrative Fees                             (533)        (1,225)          (383)          (298)       (1,497)
Other Deductions                                 533          1,225            478            298       (14,824)
                                       ----------------------------------------------------------------------------
Net increase in net assets
      available for benefits                 715,007      1,965,878        455,679        193,507       192,374
Net assets available for benefits
      at beginning of period                 784,709      1,442,876        353,391        507,119       452,286
                                       ----------------------------------------------------------------------------
Net assets available for benefits
      at end of period                   $ 1,499,716    $ 3,408,754      $ 809,070      $ 700,626     $ 644,660
                                       ============================================================================

                                                                      Fund Information
                                       ----------------------------------------------------------------------------
                                         BANC ONE        First        First USA     Paymentech,
                                        CORPORATION    USA, Inc.      Paymentech,      Inc.
                                          Common         Common       Inc. Common     Common          Cash
                                          Stock          Stock          Stock          Stock          Fund
                                       ----------------------------------------------------------------------------
ADDITIONS
Transfer to the Plan (Note B)            $         -    $         -      $       -      $      -    $         -
Contributions:
      Employer                                 6,290          6,061         10,258         1,927            (19)
      Employee                                25,577         29,842         42,024         7,669          3,490
Investment income                                724            165            287            50          1,025
Net appreciation (depreciation)
      in fair value of investments            23,428         19,158          1,514      (114,165)             -
Transfer from Affiliated Plan
      (Note B)                                   (26)             -            104             -              -
Transfers between funds                      (23,826)       (19,547)       108,711       (10,566)             -

DEDUCTIONS
Benefits paid directly to
      participants                           (17,565)       (10,508)        (5,385)      (28,335)         6,056
Administrative Fees                               (6)            (7)            (6)            -              -
Other Deductions                              67,168        (66,751)      (245,399)      245,421          4,113
                                       ----------------------------------------------------------------------------
Net increase in net assets
      available for benefits                  81,764        (41,587)       (87,892)      102,001         14,665
Net assets available for benefits
      at beginning of period                       -         41,587         92,365             -          7,044
                                       ----------------------------------------------------------------------------
Net assets available for benefits
      at end of period                   $    81,764    $         -      $   4,473      $102,001    $    21,709
                                       ============================================================================

                                                                      Fund Information
                                       ----------------------------------------------------------------------------
                                       Participant     Conversion      Pending
                                           Loan           Loan       Settlement
                                           Fund           Fund          Fund          Other          Total
                                       ----------------------------------------------------------------------------
ADDITIONS
Transfer to the Plan (Note B)            $         -    $    21,188      $      -       $      -    $ 1,284,839
Contributions:
      Employer                                     -              -             -          1,747        357,969
      Employee                                     -              -             -          5,419      1,890,571
Investment income                                  -              -             -            676        469,402
Net appreciation (depreciation)
      in fair value of investments                 -              -             -              -        492,412
Transfer from Affiliated Plan
      (Note B)                                 6,168              -             -              -        243,065
Transfers between funds                       66,767        (21,188)       10,395              -              -

DEDUCTIONS
Benefits paid directly to
      participants                           (28,494)             -             -              -     (1,072,491)
Administrative Fees                                -              -             -              -         (3,955)
Other Deductions                                   -              -             -              -         (7,738)
                                       ----------------------------------------------------------------------------
Net increase in net assets
      available for benefits                  44,441              -        10,395          7,842      3,654,074
Net assets available for benefits
      at beginning of period                 132,743              -             -         66,501      3,880,621
                                       ----------------------------------------------------------------------------
Net assets available for benefits
      at end of period                   $   177,184    $         -      $ 10,395       $ 74,343    $ 7,534,695
                                       ============================================================================

                      PAYMENTECH RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                   Six-Month Period Ended December 31, 1996


                                                                           Fund Information
                                      --------------------------------------------------------------------------------------
                                              Merrill Lynch Mutual Funds
                                      -------------------------------------------                    Merrill
                                                                      Corporate                       Lynch        First
                                          Capital     Basic Value     Bond Fund      Managers       Retirement   USA, Inc.
                                           Fund          Fund        Intermediate  International   Preservation    Common
                                         Class A       Class A          Term        Equity Fund       Trust        Stock
                                      --------------------------------------------------------------------------------------
ADDITIONS
Transfer to the Plan (Note B)            $ 584,937    $ 1,125,831      $ 279,817     $ 444,934      $ 329,552   $      -
Contributions:
      Employer                              29,959         56,938         13,822        19,871         17,514        401
      Employee                             209,394        337,438        102,385       132,661        111,481      2,717
Investment income                           35,112         94,511         12,612        15,681         13,461         42
Net appreciation (depreciation)
      in fair value of investments          29,935         36,543          2,088         9,600             76      5,575
Transfers between funds                     (9,104)       (49,354)       (12,804)      (83,921)           472     32,852

DEDUCTIONS
Benefits paid directly to
      participants                         (95,524)      (159,031)       (44,529)      (31,707)       (20,270)         -
                                      ----------------------------------------------------------------------------------
Net increase in net assets
      available for benefits               784,709      1,442,876        353,391       507,119        452,286     41,587
Net assets available for benefits
      at beginning of period                     -              -              -             -              -          -
                                      ----------------------------------------------------------------------------------
Net assets available for benefits
      at end of period                   $ 784,709    $ 1,442,876      $ 353,391     $ 507,119      $ 452,286   $ 41,587
                                      ==================================================================================

                                                              Fund Information
                                       -------------------------------------------------------------
                                         First USA
                                        Paymentech,
                                           Inc.                   Participant
                                          Common         Cash        Loan
                                           Stock         Fund        Fund       Other         Total
                                       --------------------------------------------------------------
ADDITIONS
Transfer to the Plan (Note B)             $      -    $     -    $ 114,811    $      -   $  2,879,882
Contributions:
      Employer                                 752         19            -      12,452        151,728
      Employee                               4,857     (3,491)           -      53,597        951,039
Investment income                               99        132            -         452        172,102
Net appreciation (depreciation)
      in fair value of investments          (7,303)         -            -           -         76,514
Transfers between funds                     93,960          -       27,899           -              -

DEDUCTIONS
Benefits paid directly to
      participants                               -     10,384       (9,967)          -       (350,644)
                                       ---------------------------------------------------------------
Net increase in net assets
      available for benefits                92,365      7,044      132,743      66,501      3,880,621
Net assets available for benefits
      at beginning of period                     -          -            -           -              -
                                       ---------------------------------------------------------------
Net assets available for benefits
      at end of period                    $ 92,365    $ 7,044    $ 132,743    $ 66,501   $  3,880,621
                                       ===============================================================

                      PAYMENTECH RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting The financial statements of Paymentech Retirement Savings Plan (formerly known as First USA Paymentech Savings Plan), the "Plan" have been prepared on the accrual basis. Certain costs and expenses incurred with regard to the purchase, sale or transfer of investments have been borne by the Plan. All other administrative expenses have been borne by Paymentech Management Resources, Inc. (the "Plan Administrator"), a wholly owned subsidiary of Paymentech, Inc. (the "Company").

Valuation of Investments The investments of the Plan are stated at fair value based on quoted market prices, except participant loans which are stated at cost. The Merrill Lynch Retirement Preservation Trust (Note D) is a collective trust that is valued at cost which approximates fair value as determined by Merrill Lynch.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan was established effective July 1, 1996 to provide eligible employees with additional retirement income savings opportunities. Prior to the establishment of the Plan, the employees of the Company were eligible to participate in the First USA Retirement Savings Plan (the "First USA Plan") of First USA, Inc. ("First USA"). As of July 1, 1996, the employees of the Company were no longer eligible to participate in the First USA Plan and all participant balances were transferred from the First USA Plan to the Plan.

On January 20, 1997, First USA and BANC ONE CORPORATION ("Banc One") jointly announced that an agreement had been reached for First USA to merge with Banc One. In the merger, completed June 1997, First USA merged with and into Banc One and each outstanding share of First USA, Inc. Common Stock was converted
into 1.1659 shares of Banc One Common Stock at that time.   The Company is a
56%-owned indirect subsidiary of Banc One. (Previously, the Company was a 57%- owned indirect subsidiary of First USA).

Effective January 1, 1997, participants of the GENSAR Technologies Inc. Employee Savings 401(k) Program (the "GENSAR Plan"), the 401(k) plan of GENSAR Technologies Inc., a subsidiary of the Company, became eligible to participate
in the Plan.   All participant balances were transferred from the GENSAR Plan to the Plan.

The Plan is a defined contribution plan intended to qualify under Section 401(a) and Section 401(k), respectively, of the Internal Revenue Code (the "Code").

Employees are eligible to participate in the Plan upon the attainment of age 21 and the completion of 1,000 hours of service with the Company during a 12-month period of time. The Plan limits employee

                      PAYMENTECH RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


contributions from 1% to 10% of an eligible employee's compensation, as defined, during each year. The deferral percentage may be changed on a quarterly basis. The Company contributes to the Plan a matching amount equal to 50% of the first 3% of eligible compensation contributed by each eligible employee. Highly compensated employees may be subject to a reduced contribution based on the deferral amounts of non-highly compensated employees.

Participant contributions and actual earnings thereon are fully vested at all times. Matching contributions made by the Company vest at the rate of 20% per year following two years of employment. Following six years of employment, an eligible employee's interest in matching contributions allocated to his or her account is fully vested. Forfeitures are used to reduce the Company's contribution. At December 31, 1997 and 1996, there were $100,859 and $14,707 of forfeitures, respectively.

Benefits may be paid under the Plan, subject to limitations and conditions imposed by the Code, upon a participant's termination of employment, retirement (early, normal or late) or death. The Plan specifies various distribution options that participants may select, including forms of annuity payments for balances in excess of $3,500 and lump-sum distributions.

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, each participant shall have a 100% nonforfeitable interest in the value of all amounts credited to the participant's account.

A participant of the Plan may borrow 50% of the vested balance in such participant's account with a minimum of $1,000 and up to a maximum of $50,000. Participant loans may be unrestricted with a maximum repayment term of 5 years or, for the purchase of a home, with a maximum repayment term of 15 years. If an unrestricted loan is extended past the 5 year period, the balance of the loan at the time of the extension is a taxable distribution. Participant loans bear a fixed rate of interest based on the prime rate ranging from 8.25% to 9.25% at December 31, 1997.

Information about the Plan agreement and the vesting and distribution provisions is contained in the Paymentech Retirement Savings Plan Summary Plan Description booklet which is made available to all Plan participants. Copies of this booklet are available from the Human Resources Department.

NOTE C -- INVESTMENTS

The Plan's investments are held by funds administered by Merrill Lynch Trust Company of Texas, ("Merrill Lynch"), the trustee. Investment choices are directed by the Employee Benefits Committee, consisting of members of management of the Company, based upon recommendations of the trustee and an independent consulting firm, William M. Mercer, Incorporated.

NOTE D -- INVESTMENT OPTIONS

Participants may elect to divide contributions between the Plan investment options offered by the Plan through Merrill Lynch. The investment choices offered are: Managers International Equity Fund, Merrill Lynch Capital Fund Class A, Merrill Lynch Basic Value Fund Class A, Merrill Lynch Corporate Bond Fund Intermediate Term Portfolio Class A, Merrill Lynch Retirement Preservation Trust, BANC ONE CORPORATION Common Stock Fund and Paymentech, Inc. Common Stock Fund (formerly

                      PAYMENTECH RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


known as First USA Paymentech, Inc. Common Stock Fund). Plan participants may elect to direct their contributions (and the Company matching contributions) to any fund or a combination of two or more funds (in 1% denominations). Additionally, participants may revise percentage allocations of investment choices and transfer existing account balances from one fund to the other or any combination of funds on a daily basis.

The Managers International Equity Fund invests primarily in non-U.S. equity securities. The Merrill Lynch Capital Fund Class A invests in equity, debt, and convertible securities. The Merrill Lynch Basic Value Fund Class A invests in securities, primarily undervalued equities. The Merrill Lynch Corporate Bond Fund Intermediate Term Portfolio Class A is a managed portfolio primarily comprised of investment grade corporate fixed-income securities. The Merrill Lynch Retirement Preservation Trust invests primarily in a broadly-diversified portfolio of guaranteed investment contracts and in obligations of U.S. government and U.S. government-agency related securities. This Trust also invests in high-quality money market securities. The BANC ONE CORPORATION Common Stock Fund invests in the common stock of Banc One. The Paymentech, Inc. Common Stock Fund invests in the common stock of the Company. Before the merger of First USA with Banc One, the First USA, Inc. Common Stock Fund invested in the common stock of First USA.

NOTE E -- INCOME TAX STATUS

The Internal Revenue Service ruled in a letter of determination dated August 5, 1997, that the Plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Employee Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's income tax status.

NOTE F -- RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                           December 31,     December 31,
                                                                               1997             1996
                                                                        ---------------------------------
Net assets available for benefits per the financial statements                $7,534,695       $3,880,621
Amounts allocated to withdrawing participants                                    (18,296)         (10,308)
                                                                        ---------------------------------
Net assets available for benefits per the Form 5500                           $7,516,399       $3,870,313
                                                                        =================================

The following is a reconciliation of benefits paid directly to participants per the financial statements to the Form 5500:

                                                                                    Year Ended
                                                                                   December 31,
                                                                                       1997
                                                                              -------------------
Benefits paid directly to participants per the financial statements                    $1,072,491
Add:  Amounts allocated to withdrawing participants at
    December 31, 1997                                                                      18,296
Less:  Amounts allocated to withdrawing participants at
    December 31, 1996                                                                     (10,308)
                                                                              -------------------
Benefits paid directly to participants per the Form 5500                               $1,080,479
                                                                              ===================

                      PAYMENTECH RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE G -- YEAR 2000 ISSUE (UNAUDITED)

The Company, as Plan Sponsor, has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

NOTE H -- SUBSEQUENT EVENTS

Effective July 1, 1998, the Plan's eligibility requirements and maximum contribution percent will change. The eligibility requirements have been enhanced by reducing the minimum age from 21 to 18, as well as removing the 1,000 hours of service with the Company during a 12-month period. Employees will be eligible to participate in the Plan on the first day of the month coinciding with or following the date of hire. In addition, the maximum employee contribution will increase from 10 percent to 15 percent of an eligible employee's compensation.

                       PAYMENTECH RETIREMENT SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                                                                                                                     (e) Current
(a)      (b) Identity of Issuer                (c) Description of Investment            Units         (d) Cost            Value
-----------------------------------------------------------------------------------------------------------------------------------
*  Merrill Lynch Trust Company of Texas

     Merrill Lynch Mutual Funds        Capital Fund Class A                               43,457      $ 1,384,218      $ 1,499,716
     Merrill Lynch Mutual Funds        Basic Value Fund Class A                           91,930        3,015,019        3,408,754
     Merrill Lynch Mutual Funds        Corporate Bond Fund Intermediate Term              69,989          797,691          809,070
     The Managers Funds                Managers International Equity Fund                 15,371          684,431          700,626
     Merrill Lynch Trust Company       Retirement Preservation Trust                     644,660          644,660          644,660
     BANC ONE CORPORATION              Common Stock, $0.01 par value                       1,505           70,609           81,764
     First USA Paymentech, Inc.        Common Stock, $0.01 par value                         251            4,524            4,473
     Paymentech, Inc.                  Common Stock, $0.01 par value                       6,915          169,761          102,001
*    Participant Loan Fund             Interest rates ranging from 8.25% to 9.25%        177,184                -          177,184
                                                                                                      ------------     ------------

                                                                                                      $ 6,770,913      $ 7,428,248
                                                                                                      ============     ============

*    Party in interest


                      PAYMENTECH RETIREMENT SAVINGS PLAN

                Line 27d - Schedule of Reportable Transactions
                               December 31, 1997

                                                                                                           (f) Expenses
                                                                                                             Incurred
    (a) Party                                                              (c) Purchase     (d) Selling        With
     Involved         (b) Description of Assets                                 Price            Price     Transaction
------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of investment transactions in excess of 5% of plan assets:
----------------------------------------------------------------------------------
*Merrill Lynch Trust   Merrill Lynch Capital Fund Class A
 Company of Texas       230 Transactions                                     $  879,788

*Merrill Lynch Trust   Merrill Lynch Capital Fund Class A
 Company of Texas       178 Transactions                                                    $ 303,141

*Merrill Lynch Trust   Merrill Lynch Basic Value Fund Class A
 Company of Texas       263 Transactions                                      2,112,236

*Merrill Lynch Trust   Merrill Lynch Basic Value Fund Class A
 Company of Texas       222 Transactions                                                      652,660

*Merrill Lynch Trust   Merrill Lynch Corporate Bond Fund Intermediate Term
 Company of Texas       161 Transactions                                        659,910

*Merrill Lynch Trust   Merrill Lynch Corporate Bond Fund Intermediate Term
 Company of Texas       149 Transactions                                                      173,876

*The Managers Funds    Managers International Equity Fund
                        189 Transactions                                        382,050

*The Managers Funds    Managers International Equity Fund
                        146 Transactions                                                      245,975

*Merrill Lynch Trust   Merrill Lynch Retirement Preservation Trust
 Company of Texas       314 Transactions                                        567,633

*Merrill Lynch Trust   Merrill Lynch Retirement Preservation Trust
 Company of Texas       135 Transactions                                                      347,637

Paymentech, Inc.       Paymentech, Inc. Common Stock
                        119 Transactions                                        196,659

Paymentech, Inc.       Paymentech, Inc. Common Stock
                        26 Transactions                                                        35,560

                                                                                               (h) Current Value
                                                                                                   of Asset at         (i) Net

    (a) Party                                                                      (g) Cost of     Transaction          Gain or
     Involved                                                                           Asset**       Date              (Loss)
----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of investment transactions in excess of 5% of plan assets:
----------------------------------------------------------------------------------
*Merrill Lynch Trust
 Company of Texas                                                                      $  879,788       $ 879,788

*Merrill Lynch Trust
 Company of Texas                                                                         284,865         303,141      $ 18,276

*Merrill Lynch Trust
 Company of Texas                                                                       2,112,236       2,112,236

*Merrill Lynch Trust
 Company of Texas                                                                         595,869         652,660        56,791

*Merrill Lynch Trust
 Company of Texas                                                                         659,910         659,910

*Merrill Lynch Trust
 Company of Texas                                                                         174,750         173,876          (874)

*The Managers Funds
                                                                                          382,050         382,050

*The Managers Funds
                                                                                          226,852         245,975        19,123

*Merrill Lynch Trust
 Company of Texas                                                                         567,633         567,633

*Merrill Lynch Trust
 Company of Texas                                                                         347,637         347,637

Paymentech, Inc.
                                                                                          196,659         196,659

Paymentech, Inc.
                                                                                           40,809           35,560        (5,249)

There were no category (i), (ii), or (iv) transactions during the year ended December 31, 1997.
Column (e) not applicable.
* Party in interest
** Investment cost is determined using the average cost method

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           Paymentech Retirement Savings Plan


Date:  June 25, 1998                       /s/ Kathryn J. Kessler
                                           -----------------------------------
                                           Kathryn J. Kessler
                                           Chief Accounting Officer
                                           Paymentech, Inc.